March 6, 2024

VIA EDGAR

Mr. Brian McAllister

Ms. Kimberly Calder

Ms. Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Proficient Auto Logistics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 5, 2024
CIK No. 0001998768

Ladies and Gentlemen:

This letter sets forth the response of Proficient Auto Logistics, Inc. (the “Company”) to the comment letter, dated February 22, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to the draft registration statement on Form S-1 initially submitted with the Commission on February 5, 2024 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 2 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.

Summary, page 1

1.	We note your response to prior comment 1. Please further revise throughout the prospectus to highlight that you have not operated as a combined company in the past. In this regard, we note limited revisions in response to the prior comment.

Response: An additional section entitled “Corporate History and Structure” has been added in response to the Staff’s comment on pages 2 and 68 of the Amended Registration Statement. Further, see pages ii, 1, 2, 6, 13, 18, 34, 35, 36, 37 and 67 of the Amended Registration Statement for additional disclosure.

Our engagement of independent contractors, page 13

2.	We note your response to prior comment 4. Please revise to clarify whether there are states in which your drivers were previously classified as independent contractors and are now deemed to be employees. For those states, if any, please clarify how your operations changed as a result of the changed status of your drivers.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 14 and 15 of the Amended Registration Statement.

Market, Industry and Other Data, page 30

3.	We note your response to prior comment 5. To expedite our review please identify the specific report(s) that are the source of the data from the Autohaulers Association of America, the U.S. Department of Transportation Safety, and Fitness Electronic Records System and Transport Topics, and the date(s) of the report(s).

Response: The disclosure has been revised in response to the Staff’s comment. See pages 1, 37 and 67 of the Amended Registration Statement. In addition, please find attached hereto the relevant reports from the U.S. Department of Transportation Safety, and Fitness Electronic Records System and Transport Topics referred to in the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.	We note your response to prior comment 9; however, we could not locate such revisions. Please revise or advise.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 20 and 55 of the Amended Registration Statement.

Blue Chip Customer Base Comprised of Leading Automotive Original Equipment Manufacturers, page 58

5.	We note your response to prior comment 11. Please revise your description of the contract services arrangements to remove the word “dedicated” which appears to suggest that such arrangements are exclusive.

Response: The disclosure has been revised throughout the Amended Registration Statement in response to the Staff’s comment.

Our Strategy, page 59

6.	We note your response to prior comment 12 and reissue it in part. We note the strategies discussed in this section. To the extent that you intend to integrate or leverage the operations of the Founding Companies, please discuss the expected costs, if known.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 4 and 73 of the Amended Registration Statement.

Overview of Founding Companies, page 60

7.	We note your response to prior comment 13 and reissue in part. Please revise to describe the negotiation process in greater detail, as requested in the prior comment.

Response: The disclosure has been revised in response to the Staff’s comment. See page 74 of the Amended Registration Statement.

8.	In your response to prior comment 16, you state that you do not expect that the Founding Companies will compete with each other. However, it would appear foreseeable that conflicts that may arise in a collective. For example, it appears that a single customer could be provided with similar services at potentially different rates by two or more Founding Companies or, alternatively, a Founding Company may wish to pursue strategic objectives that differ from other Founding Companies. Please describe how you propose to resolve conflicts of interests among your members.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 2 and 68 of the Amended Registration Statement.

9.	We note your response to comment 21. In light of your intention to change policy for the recognition of revenue, please tell us if there is any financial impact on the periods presented and your assessment of its materiality under SAB Topic 1.M. Additionally, address the need to provide disclosures required by ASC 250-10-50-7 with respect to revisions made to audited financial statements in connection with the correction of an error in previously issued financial statements.

Response: Tribeca has made an assessment and determined that the policy change related to the recognition of revenue is immaterial for reporting purposes. Tribeca has made the change retroactively for all periods presented, with the adjustment equaling less than 1% of Tribeca’s reported income in the year of the change. Due to its immateriality, there is no impact on accounting and no additional disclosure required under ASC 250-10-50-7.

* * * *

We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (415) 412-7448 or our counsel, Edward S. Best of Mayer Brown LLP at (312) 701-7100.

Sincerely,

PROFICIENT AUTO LOGISTICS, INC.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President

Cc:	Edward S. Best, Esq., Mayer Brown LLP

4